Green Plains Partners LP 450 Regency Parkway, Suite 400 Omaha, NE 68114 Phone: 402.884.8700 Fax: 402.884.8776

August 31, 2016

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:    Green Plains Partners LP (the “Registrant”)

          Registration Statement on Form S-3, File No. 333-213320

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of the Registration Statement referenced above be accelerated so that it will be declared effective on September 2, 2016 by 4:00 pm, Eastern Time, or as soon as practicable thereafter.

With respect to the Registrant’s request for acceleration of the effective date of the Registration Statement, the Registrant hereby acknowledges that:

(1)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREEN PLAINS PARTNERS LP

By: Green Plains Holdings LLC, its General Partner

By: /s/ Jerry L. Peters

Name: Jerry L. Peters

   Title: Chief Financial Officer

cc: Jeffrey T. Haughey, Husch Blackwell LLP